SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2010

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐                    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

Item
1.	Notice for Ordinary and Extraordinary General Shareholders’ Meeting to be held on April 28, 2010

TELECOM ARGENTINA S.A.

NOTICE OF ORDINARY AND EXTRAORDINARY

SHAREHOLDERS MEETING

Shareholders are hereby invited to attend the Ordinary and Extraordinary General Shareholders’ Meeting to be held on April 28, 2010, at 10:00 a.m. at first call, and at 11:00 a.m. at second call (for the matters that must be decided at an Ordinary Meeting) at Avda. Alicia Moreau de Justo N° 50, Ground Floor, City of Buenos Aires, in order to consider the following:

AGENDA

1°) Appointment of two shareholders to approve and sign the Minutes. 2°) Explanation of the reasons for the delay of the Ordinary Shareholders Meeting which must consider the documents for the twentieth fiscal year ended on December 31, 2008 (“Fiscal Year 2008”). 3°) Consideration of the documents provided for in section 234, subsection 1 of Law 19,550, the Rules of the Comisión Nacional de Valores and the Listing Regulations of the Bolsa de Comercio de Buenos Aires, and of the accounting documents in English required by the Rules of the U.S. Securities and Exchange Commission for Fiscal Year 2008. 4°) Consideration of Fiscal Year 2008 results and of the Board of Directors’ proposal to allocate the amount of P$ 12,633,414.- (5% of the fiscal year income after previous fiscal years’ adjustments and loss deduction) to the Statutory Reserve and use the balance of the Retained Earnings as of December 31, 2008 (P$ 240,034,873.-) to partly reinstate the Statutory Reserve which was allocated to offset the accumulated deficit as of December 31, 2005 (P$ 277,242,773.-). 5°) Consideration of the documents provided for in section 234, subsection 1 of Law 19,550, the Rules of the Comisión Nacional de Valores and the Listing Regulations of the Bolsa de Comercio de Buenos Aires, and of the accounting documents in English required by the Rules of the U.S. Securities and Exchange Commission for the twenty-first fiscal year ended on December 31, 2009 (“Fiscal Year 2009”). 6°) Consideration of Fiscal Year 2009 results and of the Board of Directors’ proposal for the allocation of the retained earnings as of December 31, 2009, proposal that includes a cash dividend distribution for a total of P$ 1,053,287,646.-, to be paid in two installments on May 5, 2010 (P$ 689,066,685.-) and on December 20, 2010 (P$ 364,220,961.-). 7°) Consideration of Board of Directors’ and Supervisory Committee’s performance from April 29, 2008 to the date of this Shareholders’ Meeting. 8°) Consideration of Board of Directors’ compensation for the services rendered from the date of their appointment at the Shareholders’ Meeting held on April 29, 2008 to date. Proposal to pay the global and aggregate amount of P$ 7,700,000.- which represents 0.48% of the aggregate of “accountable earnings” for fiscal years 2008 and 2009. 9°) Authorization to the Board of Directors to make advance payments of fees for up to P$ 4,500,000.- to those directors acting during the twenty-second fiscal year (from the date of this meeting until the date of the meeting that appoints their successors), contingent upon the decision approved at the Shareholders’ Meeting considering the documents of such fiscal year. 10°) Consideration of the Supervisory Committee members’ compensation for services rendered from the date of their appointment at the Shareholders Meeting held on April 29, 2008 to date. Proposal for the payment of the global and aggregate amount of P$ 1,188,000.- Authorization to make advance payments of fees for up to P$700,000.- to those members of the supervisory committee acting during the twenty-second fiscal year (from the date of this meeting until the date of the meeting that appoints their successors), contingent upon the decision approved at the Shareholders’ Meeting reviewing the documents of such fiscal year. 11°) Determination of the number of directors and alternate directors for the twenty-second fiscal year (“Fiscal Year 2010”). 12°) Election of directors and alternate directors for Fiscal Year 2010. 13°) Determination of the number of members and alternate members of the Supervisory Committee for Fiscal Year 2010 and their election. 14°) Consideration of the Board of Directors’ resolution to keep Price Waterhouse & Co S.R.L. as independent auditors for Fiscal Year 2009 financial statements. 15°) Determination of compensation for independent auditors for Fiscal Years 2008 and 2009 financial statements. 16°) Appointment of independent auditors for Fiscal Year 2010 financial statements and determination of their compensation. 17°) Report on Audit Committee’s expenses during Fiscal Year 2009 and consideration of Audit Committee’s budget for Fiscal Year 2010. 18°) Consideration of the Merger Special Consolidated Balance Sheet of Cubecorp Argentina S.A. and Telecom Argentina S.A., prepared as of December 31, 2008 and the relevant report made by the Supervisory Committee. 19°) Consideration of the Preliminary Merger Agreement executed by Cubecorp Argentina S.A. (as the acquired company which will be wound up without liquidation) and Telecom Argentina S.A. (as the surviving company) approved by the Board of Directors of the latter on March 6, 2009. 20°) Appointment of the individuals authorized to execute the Final Merger Agreement and supplementary documents and of the individuals in charge of taking the steps necessary for the approval of the merger and its registration. 21°) Modification of the disapproval of Gerardo Werthein’s performance during the nineteenth fiscal year.

THE BOARD OF DIRECTORS

Note 1: To attend the Meeting, shareholders are required to deposit the book-entry share ownership certificates issued for such purpose by Caja de Valores S.A., no later than three business days prior to the date specified below, at Avda. Alicia Moreau de Justo No. 50, 13th floor, City of Buenos Aires, from 10 to 12 a.m. and from 3:00 to 5:00 p.m. The deadline is April 22, 2010, at 5:00 p.m. Note 2: Items 1 through 17 and 21 of the Agenda will be considered according to the rules applicable to the ordinary shareholders’ meetings and items 18 through 20 will be dealt with pursuant to the rules applicable to extraordinary meetings. Note 3: The documents to be reviewed at the Meeting, including the Board of Directors’ proposals on the relevant issues, are available at Telecom Argentina web site: www.telecom.com.ar. Additionally, printed copies of such documents may be obtained at the place and time indicated in Note 1. Note 4: Pursuant to the provisions of General Resolution No. 465/2004 of the CNV, at the time of registration to participate at the Meeting, shareholders must supply the following information: name and last name or full corporate name; type and number of identity document in the case of individuals or registration particulars in the case of legal entities, indicating Register, jurisdiction and domicile, specifying type. The same data shall be provided by the person attending the Meeting in the name and on behalf of the shareholders. Note 5: Those registered to participate at the Meeting, either as depositories or administrators of third-party holdings, are reminded of the need to comply with the requirements of Paragraph II.9 of the CNV Rules in order to qualify to cast a dissenting vote. Note 6: Shareholders are requested to appear no later than 15 minutes prior to the scheduled time of the Meeting in order to file their proxies and sign the Book of Attendance.

Gerardo Prieto. Regular Statutory Auditor

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: March 25, 2010	By:	/s/ Franco Bertone
		Name:	Franco Bertone
		Title:	Chief Executive Officer